NEWS RELEASE 10-27	August 18, 2010

DRILLING ALONG NORTHERN EXTENSION INTERSECTS 44.2 METRES OF 10.14 G/T GOLD AT LONG CANYON, NEVADA

Fronteer Gold (FRG: TSX/NYSE-Amex) provides an update on exploration and development activities at its Long Canyon gold project, including the reporting of significant intervals of high-grade oxide gold intersected northeast and southwest of the current resource area.

Long Canyon, Sandman and Northumberland gold projects comprise Fronteer Gold’s development platform in Nevada. Long Canyon’s 2010 program is multidisciplinary and focused on resource definition and expansion, as well as metallurgical, engineering, and environmental work necessary to advance the project toward production in the near-term.

EXPLORATION UPDATE
Drilling in 2010 is largely focused in the northern half of the deposit. Five drill rigs are currently operating on the property and more than 40,000 metres of the year’s originally planned 45,000 metres have been drilled to date (an additional 15,000 metres of drilling is forecasted through November).

Drill result highlights from the northern part of the deposit include:

  10.14 grams per tonne gold (0.296 ounces per ton) over 44.2 metres, including 15.39 g/t (0.449 oz/ton) over 24.7 metres in LC529C;
  6.51 g/t (0.190 oz/ton) over 41.8 metres, including 20.00 g/t (0.584 oz/ton) over 11.0 metres in LC515C;
  8.48 g/t (0.248 oz/ton) over 20.3 metres in LC537C*;
  5.75 g/t (0.168 oz/ton) over 29.0 metres, including 13.54 g/t (0.395 oz/ton) over 9.1 metres in LC518.
  4.72 g/t (0.138 oz/ton) over 24.4 metres, including 14.32 g/t (0.418 oz/ton) over 2.7 metres in LC506C.

*Hole abandoned in mineralization due to poor ground conditions. Assays from successful re-drill pending.

In addition, new results indicate the deposit’s growth potential to the southwest. Drilling 300 metres to the southwest of the resource area along trend returned several shallow intercepts, including:

  3.10 g/t (0.091 oz/ton) over 9.1 metres and 1.66 g/t (0.049 oz/ton) over 16.8 metres in LC560.

The deposit is now 2.7 -km long and remains open for expansion. For a map highlighting recent drilling, please click:
http://www.fronteergold.com/sites/files/fronteer_admin/LongCanyonDrillMap1027.pdf

Five out of nine planned monitoring wells have also been installed at the project, with the remaining four to be completed by the end of August.

Four, 15-ton surface bulk samples and one three-ton large-diametre core sample have also been collected for large-column metallurgical testing. Run-of-mine, heap-leach conditions will be simulated.

Drill highlights

Hole ID	From (metres)	To (metres)	Intercept Length (metres)	Au (g/t)	Au oz/ton
LC368C	18.2	45.4	27.2	4.29	0.125
LC484C	148.7	180.7	32.0	3.24	0.095
LC485C	212.4	215.5	3.1	1.71	0.050
and	241.7	247.5	5.8	2.53	0.074
LC491C	138.1	141.1	3.1	1.80	0.052
and	147.2	167.9	20.7	5.18	0.151
including	157.9	164.0	6.1	12.64	0.369
LC493C	125.3	153.9	28.7	3.65	0.107
including	137.8	142.6	4.9	9.28	0.271
LC498C	110.3	117.7	7.3	1.50	0.044
and	136.2	146.3	10.1	3.53	0.103
including	139.3	141.9	2.6	10.94	0.319
LC502	57.9	62.5	4.6	1.13	0.033
LC506C	102.7	127.1	24.4	4.72	0.138
including	107.0	109.7	2.7	14.32	0.418
LC515	85.0	126.8	41.8	6.51	0.190
including	101.8	112.8	11.0	20.00	0.584
and	135.0	137.0	2.0	2.49	0.073
LC518	163.1	192.0	29.0	5.75	0.168
including	175.3	184.4	9.1	13.54	0.395
LC519C	109.4	114.9	5.5	2.28	0.067
LC521CB	130.1	140.8	10.7	2.74	0.080
LC523	9.1	12.2	3.1	4.56	0.133
LC524C	197.2	201.6	4.4	1.75	0.051
LC525	239.3	280.4	41.2	2.17	0.063
including	257.6	265.2	7.6	5.52	0.161
LC526C	91.6	114.3	22.7	2.79	0.081
LC529C	159.4	203.6	44.2	10.14	0.296
including	174.7	199.3	24.7	15.39	0.449
LC537C	112.2	132.4	20.3	8.48	0.248
LC538	269.7	271.3	1.5	1.28	0.037
LC539C	266.2	269.1	2.9	1.38	0.040
and	282.9	295.4	12.5	6.27	0.183
including	286.1	288.3	2.3	14.82	0.433
LC558	27.4	38.1	10.7	2.87	0.084
LC560	9.1	18.3	9.1	3.10	0.091
and	74.7	91.4	16.8	1.66	0.049

Primary drill composites were calculated using a cut-off of 0.30 g/t, with variably higher cut-offs for the sub-intervals. Drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are interpreted to be between 30-100% of the reported lengths. Intervals less than 1 g/t are not reported in this press-release table. "C" indicates a core hole. For a PDF of comprehensive drill results, including non-reportable intercepts, please click:
http://www.fronteergold.com/sites/files/fronteer_admin/LongCanyonDrillResults1027.pdf

Fronteer Gold is majority owner (51%) and operator of Long Canyon in joint venture with AuEx Ventures (49%).

Moira Smith, P. Geo., Nevada Chief Geologist for Fronteer Gold, is the company's designated Qualified Person for this news release and has reviewed and validated that the information contained in the release accurate. Drill composites were calculated using a cut-off of 0.30 g/t. Drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are interpreted to be between 30-100% of the reported lengths. Reverse circulation cuttings were sampled on 5.0 feet (1.52 metre) intervals and core was sampled at geologically selected intervals. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 5.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion and continual monitoring of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

ABOUT FRONTEER GOLD

We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer Gold visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
John Dorward, VP, Business Development
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.